Shareholder Meetings Results:

The Fund held its annual meeting of shareholders on July 14, 2009. Shareholders voted as indicated below:

							 	Withheld
				     Affirmative 		Authority
Re-election of Paul Belica
Class I - to serve until 2012         8,447,412 		 358,583
Re-election of Hans W. Kertess
Class I - to serve until 2012	      8,444,890 		 361,105
Re-election of William B. Ogden IV
Class I - to serve until 2012 	      8,438,335 		 367,660
_________________________________________________________________________
Messrs. James A. Jacobson, John C. Maney*, and R. Peter
Sullivan continue to serve as Trustees of the Fund.

* John C. Maney is an interested Trustee of the Fund

Mr. Robert E. Connor served as a Trustee of the Fund until his death on April 8, 2010.